HOMESTEAD FUNDS, INC.
4301 Wilson Boulevard
Arlington, VA 22203

November 14, 2011

Via EDGAR

Christina Diangelo
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Homestead Funds, Inc. (the “Registrant”) File Nos. 811-06136; 33-35788

This letter contains Registrant’s responses to comments provided by you via telephone conversation on October 7, 2011 with respect to Registrant’s Annual Report for the fiscal year ended December 31, 2010, as filed as part of Form N-CSR on March 8, 2011 (the “Annual Report”), and Registrant’s Prospectus as of May 1, 2011, as filed as part of Form N-1A on April 29, 2011 (the “Prospectus”).  The Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Annual Report and Prospectus;

•
comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to Staff comments in the Annual Report or Prospectus reviewed by the Staff do not preclude the SEC from taking any action with respect to the Annual Report or Prospectus; and

•	the Registrant will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For your convenience, each of your comments is set forth below and is followed by the Registrant’s response.

Comment 1:
In the Prospectus, the Expense Example for the Funds with expense waivers (Daily Income Fund, Growth Fund, and International Value Fund), should reflect expense waivers in year one only, instead of years 1, 3, 5 and 10.

Response:
Comment accepted.  The expense amounts reported in the Expense Example for the Daily Income Fund, Growth Fund, and International Value Fund were calculated using the expense ratio after waivers for all 10 years.  The expenses disclosed in the Expense Example should have been $175, $340, and $816 instead of $77, $135, and $306 for the Daily Income Fund for the three, five, and ten year periods, respectively; $362, $649, and $1,464 instead of $303, $525, and $1,166 for the Growth Fund for the three, five, and ten year periods, respectively; and $325, $566, and $1,256 instead of $318, $552, and $1,225 for the International Value Fund for the three, five, and ten year periods, respectively.  We consider the understatement in expenses to be material for the Daily Income Fund and the Growth Fund and stickered the 2011 prospectus for these Funds.  In future years, in the Expense Example, if the term of the expense waiver is for one year, we will use the expense ratio after waivers in the calculation for the first year only.  Years two through ten will be calculated using the expense ratio before waivers.

Comment 2:	In the Prospectus, the Fee and Expense table for Stock Index Fund shows a waiver by BlackRock of 0.01%, but the Financial Highlights do not show a waiver.

Response:
Comment acknowledged.  This was an unusual situation in which the BlackRock S&P 500 Index Master Portfolio revised the amounts reported in the Annual Report due to an expected increase in fees in 2011.  The expenses of the Master Portfolio were increased 0.01% and the waiver was increased 0.01%, resulting in 0.0% impact to the net expense ratio.  A footnote explaining the reason the expense table did not tie to the Financial Highlights should have been provided.  As the expense ratio after waivers is unchanged and the amount of the waiver is 0.01%, we deem this to be immaterial.

Comment 3:	In the Prospectus, it was questioned whether the Fee and Expense table for Stock Index Fund should include the acquired Fund fees and expenses of the BlackRock S&P 500 Master Portfolio.

Response:
Instruction 3(f)(i) of Item 3 of Form N-1A states: “If the Fund (unless it is a Feeder Fund) invests in shares of one or more Acquired Funds,” a subcaption showing the fees and expenses incurred indirectly by the Fund must be added under the table.  Since the Stock Index Fund is a “Feeder Fund,” as defined in Section A of the General Instructions of Form N-1A, it is not required to show in a subcaption to the table the fees and expenses of the BlackRock S&P 500 Master Portfolio incurred indirectly by the Stock Index Fund.

Comment 4:	In the N-CSR filing and in the Annual Report, the city and state of the accounting firm was not included in the Report of the Independent Registered Public Accounting Firm.

Response:
Comment accepted.  In the December 31, 2011 Annual Report and subsequent periodic reports, we will ensure that the city and state of the accounting firm are included in the Report of the Independent Registered Public Accounting Firm.

Comment 5:	In the Annual Report, verify the accuracy of the Annualized Expense Ratio for the Six Month Period Ended December 31, 2010 for the Stock Index Fund disclosed and used in the Expense Example.

Response:
Comment acknowledged.  The annualized expense ratio for the six-month period ended December 31, 2010 should have been reported as 0.61%, instead of 0.66%.  The actual expenses paid should have been $3.44 instead of $3.70 and the hypothetical expenses should have been $3.12 instead of $3.36.  As these amounts are immaterial and all reported higher than necessary, we do not feel any action is necessary.

Comment 6:	In the Annual Report, disclose undistributed net income and/or gain loss as a line item or parenthetically in the Statement of Changes.

Response:	Comment accepted. In the December 31, 2011 Annual Report and subsequent periodic reports, we will disclose undistributed net income in the Statement of Changes as indicated in comment 6.

Comment 7:
In the Annual Report, add a line for redemption fees in the table in the Financial Highlights.  If the redemption fee is less than $0.01 per share, than state $0.00 and add a note indicating less than $0.01 per share.

Response:	Comment accepted. In the December 31, 2011 Annual Report and subsequent periodic reports, we will disclose the redemption fee in the Financial Highlights as indicated in Comment 7.

Comment 8:	In the Annual Report, Notes to Financial Statements (Note 2), disclose whether foreign currency gains and losses are included with other gains and losses.

Response:
Comment accepted.  In the December 31, 2010 Annual Report, foreign currency gains and losses were included with other gains and losses.  In the December 31, 2011 Annual Report and subsequent periodic reports, we will disclose treatment of foreign currency gains and losses in the Notes to Financial Statements.

Comment 9:
In the Annual Report, Notes to Financial Statements (Note 2) break down levels further or indicate where the reader can find subsection, in instances where the same security type spans more than one level.  (See International Value Fund.)

Response:	Comment accepted. In the December 31, 2011 Annual Report and subsequent periodic reports, we will provide disclosure as indicated in Comment 9, when the same security type spans more than one level.

We hope that the foregoing is responsive to your request.  Please do not hesitate to contact the undersigned at (703) 907-5952, if you have any questions concerning the foregoing.

Sincerely,

/s/ Amy DiMauro
Amy DiMauro
Treasurer, Homestead Funds, Inc.

cc:	Danielle C. Sieverling
Chief Compliance Officer, Homestead Funds, Inc.

Kelly Bowers Whetstone, Esq.
Secretary, Homestead Funds, Inc.

Peter Morris
President and Chief Executive Officer, Homestead Funds, Inc.